# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lenz Therapeutics, Inc., CIK 0001815776
CUSIP: 52635N103
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 201 Lomas Santa Fe Dr., Suite 300, Solana Beach, California (CA), 92075
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-083538
Filed by CIK 0001423994

## Reporting persons
- Ridgeback Capital Investments L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ridgeback Capital Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ridgeback Capital Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: RCM and RCI do not own any Shares directly. RCI is the general partner of RCILP. Pursuant to an investment management agreement, RCM maintains investment and voting power with respect to the securities held or controlled by RCI. Wayne Holman, an individual, controls RCM. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, RCM and RCI may be deemed to own beneficially all of the shares. Each of RCM and RCI disclaim beneficial ownership of any of the securities covered by this statement, except to the extent of any pecuniary interest therein.

## Item 1. Issuer
Name of issuer: Lenz Therapeutics, Inc.
Address of issuer's principal executive offices: 201 Lomas Santa Fe Dr., Suite 300, Solana Beach, CA 92075

## Item 2. Person Filing
Name of person filing: Ridgeback Capital Investments L.P.
Address of principal business office or, if none, residence: 30 Star Island Drive, Miami Beach, FL 33139
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1423994/000110465924083538/tm2420256d1_ex99-1.htm

## Signatures
- Ridgeback Capital Investments L.P.: /s/ Nicole Venezia, Nicole Venezia, General Counsel (02/17/2026)
- Ridgeback Capital Investments LLC: /s/ Nicole Venezia, Nicole Venezia, General Counsel (02/17/2026)
- Ridgeback Capital Management LLC: /s/ Nicole Venezia, Nicole Venezia, General Counsel (02/17/2026)